UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARK-OHIO HOLDINGS CORP.
23000 EUCLID AVENUE
CLEVELAND, OHIO 44117

INDEX

PAGE (S)

Report of Independent Registered Public Accounting Firm	F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.	F-2
Statement of Changes in Net Assets Available for Benefits.	F-3
Notes to Financial Statements.	F-4—F-9

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year).	F-10

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Auditors

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries Date: June 25, 2004
By	/s/ Richard P. Elliott
Richard P. Elliott
Vice President and Chief Financial Officer

Report of Independent Registered Public
Accounting Firm

Plan Administrative Committee
Individual Account Retirement Plan
   Of Park-Ohio Industries, Inc. and
   Its Subsidiaries

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 16, 2004

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value	$51,719,311	$44,656,937

Cash	—	454

Receivables:
Employer contribution	107,454	82,975
Employee contribution	230,393	236,883
Accrued income	—	19,019
Pending sales	—	10,882

Total receivables	337,847	349,759

Total assets	52,057,158	45,007,150

Liabilities
Accrued purchases of investments	—	32,980
Contributions refundable to participants	—	66,521

Total liabilities	—	99,501

Net assets available for benefits	$52,057,158	$44,907,649

See notes to financial statements.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions
Investment income:
Dividends and interest	$614,931

Contributions:
Participants	3,170,875
Employer	1,334,470
Rollovers	252,647

4,757,992
Net appreciation in fair value of investments	8,801,006

Total additions	14,173,929

Deductions
Distributions to participants	6,896,807
Corrective distributions	66,521
Trustee fees and expenses	61,092

Total deductions	7,024,420

Net increase	7,149,509

Net assets available for benefits:
Beginning of year	44,907,649

End of year	$52,057,158

See notes to financial statements.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements

December 31, 2003 and 2002 and
Year ended December 31, 2003

1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries (the Plan) are maintained on the accrual basis.

Investment Value and Income Recognition

All investments are under the control and management of The Charles Schwab Trust Company, Plan Trustee. Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee.

Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.

Realized gains and losses are calculated based upon historical cost of securities using the average cost method.

The investments in common stock are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

2. Description of Plan

The Plan, adopted by Park-Ohio Industries, Inc. (Company) effective January 1, 1985, is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective March 10, 2003, trustee and recordkeeper responsibilities for the Plan were transferred from KeyBank National Association to The Charles Schwab Trust Company (trustee) and Schwab Retirement Plan Services, Inc. (recordkeeper).

Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for him pursuant to such an arrangement, his compensation is reduced by the amount of such contributions elected and the employer makes Plan contributions equal to the amount of the reduction.

The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.

Information about the Plan is contained in the Plan document, which is available from the Company’s Plan Administrative Committee.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

3. Contributions

Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 100% of their compensation on a pre-tax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $12,000, the IRS maximum contribution for 2003. Employee contributions are fully vested and non-forfeitable at all times.

The Plan provides for uniform rates of employer contributions for eligible employees, which generally include non-bargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to two percent of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation.

Contributions refundable to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code on contributions by highly compensated individuals.

Participants of the Plan can make changes to their account via the telephone or internet access, through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.

4. Participant Loans

A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and fifteen years for a mortgage loan, with interest payable at prime plus one percent.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

5. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002
Victory Value Fund	$11,788,085	$10,806,749
Victory DCS Money Market Fund	—	10,768,921
Schwab Value Advantage Fund	9,702,395	—
The American Funds Group—Growth Fund of America	6,896,540	4,748,774
Oakmark Equity Income	5,340,503	—
One Group Bond I	4,849,772	—
Templeton World Fund	2,942,413	—
Janus Balanced Fund	—	4,567,291
Pimco Total Return Fund	—	5,658,206

During 2003, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Net
Appreciation
(Depreciation)
in Fair Value
of Investments
Common stock	$6,220,501
Mutual funds	2,787,927
Common/collective trust fund	(207,422)

Total	$8,801,006

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

6. Benefits

A participant is entitled to receive the full value of his account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the Plan Administrator upon the basis of competent medical opinion, or (4) termination of employment after seven years of credited service. Such benefits may be paid in a lump sum cash payment or through the purchase of a single premium annuity contract.

In the event of termination of employment, a participant has a vested right in his share of the Company’s contributions determined as follows:

Vested
Credited Vesting Service	Percentage
Less than 3 years	0%
At least 3 years but less than 4 years	20%
At least 4 years but less than 5 years	40%
At least 5 years but less than 6 years	60%
At least 6 years but less than 7 years	80%
7 years or more	100%

The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s future contributions to the Plan. The total of forfeited contributions by participants was $354,993 and contributions required by the employer were reduced by $347,453 in 2003. The balance of forfeited amounts available to the Company to reduce future contributions was $56,203 and $48,663 at December 31, 2003 and 2002, respectively.

A participant may withdraw in cash a portion of his contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage, or pay bona fide medical or education expenditures.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

Notes to Financial Statements (continued)

7. Related Party Transactions

Certain Plan investments are mutual funds or common collective trust funds managed by The Charles Schwab Trust Company, the Trustee of the Plan. Therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and trustee services amounted to $61,092 for the year ended December 31, 2003.

At December 31, 2003 and 2002, the Plan held 489,364 and 518,621 shares of Park-Ohio Holdings Corp. common stock with a fair value of $2,495,759 and $2,156,520, respectively.

8. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated August 5, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan’s compliance with the Code.

9. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and Its Subsidiaries

EIN: 34-6520107	Plan Number: 011

Schedule H, line 4i—Schedule of Assets
(Held at End of Year)

December 31, 2003

Identity of Issue, Borrower,		Current
Lessor or Similar Party	Description of Investment	Value

Common Stock
Park-Ohio Holdings Corp.*	489,364 shares of common stock	$2,495,759

Mutual Funds
Schwab Value Advantage Fund*	9,702,395 shares	9,702,395
Armada Small Cap Value CLI	26,435 shares	573,107
Calamos Growth	41,060 shares	1,838,659
Growth Fund of America	283,342 shares	6,896,540
Jensen	20,843 shares	482,093
Lord Abbett Mid Cap Value A	54,606 shares	1,028,232
Oakmark Equity Income	242,530 shares	5,340,503
One Group Bond I	441,290 shares	4,849,772
Schwab S&P 500—Investor Shares*	46,175 shares	790,985
Neuberger Berman Genesis Asset	79,473 shares	1,727,747
Templeton World Fund	174,417 shares	2,942,413
Victory Value Fund	971,812 shares	11,788,085
Washington Mutual R3	10,089 shares	289,341

Other
Participant loans*	Interest rates ranging from 5% to 10.50%	973,680

		$51,719,311

* Indicates party-in-interest to the Plan.